UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 000-25383

Infosys Technologies Limited
(changed to Infosys Limited effective June 16, 2011)
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

OTHER EVENTS
SIGNATURES
EXHIBIT INDEX
Exhibit 1.3

OTHER EVENTS

Infosys Technologies Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Effective June 16, 2011, the Company changed its name from “Infosys Technologies Limited” to “Infosys Limited.” The name change was undertaken pursuant to the issuance by the Registrar of Companies, Karnataka, India, to the Company, of a Fresh Certificate of Incorporation Consequent upon Change of Name. The name change was previously duly approved by the Company’s board of directors and shareholders. A copy of the Company’s Fresh Certificate of Incorporation Consequent upon Change of Name is attached hereto as Exhibit 1.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited (changed to Infosys Limited effective June 16, 2011) /s/ S. Gopalakrishnan

Date: June 22, 2011	S. Gopalakrishnan Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.3	Fresh Certificate of Incorporation Consequent upon Change of Name